UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 102, 23-1 Wanghai Road

Xiamen Software Park Phase 2

Siming District, Xiamen City, Fujian Province 361008

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Ms. Rongdi Zhang

On November 22, 2021, Ms. Rongdi Zhang notified Pop Culture Group Co., Ltd (the “Company”) of her resignation as Chief Financial Officer, Vice President, and Secretary of the Company with immediate effect. Ms. Zhang has advised that her resignation was due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. The Company is actively searching for a candidate to succeed Ms. Zhang as Chief Financial Officer. In the interim, Mr. Zhuoqin Huang, the Chief Executive Officer of the Company, has assumed the role of interim Chief Financial Officer of the Company effective November 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: December 1, 2021	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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